L3 CORP.
52 Grand View Lane, Bellingham, WA 98229

May 23, 2013

Security and Exchange Commission
Washington, D.C. 20549

Dear Mr. Gordon:

RE:	L3 Corp. (the “Company”)
Item 4.01 Form 8-K
Filed May 3, 2013
File No. 333-178482

This is in response to your letter dated May 8, 2013.

1.
Your disclosure regarding reportable events and disagreements with the former accountant covers “the periods referred to above,” which appears to be the period from July 5, 2011 (Inception) to December 31, 2012. The disclosure should state whether during your two most recent fiscal years and any subsequent interim period through the date of resignation there were any reportable events or disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. As such, please revise in an amended Form 8- K to cover the period from July 5, 2011 (Inception) to May 2, 2013. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

We have revised this disclosure in the Amended Form 8-K to reference our inception through the date of resignation of our former accountant.

2.
Please amend your Form 8-K to state, if true, that you did not consult with your new accountant during the period from July 5, 2011 (Inception) to April 30, 2013, the date of engagement of your new accountant. Refer to Item 304(a)(2) of Regulation S-K.

We have revised this disclosure in the Amended Form 8-K to reference our inception through the date of the engagement of our new accountant.

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your amended Form 8-K.

We have obtained and filed an updated Exhibit 16 letter from our former accountant.

The Company hereby acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

L3 Corp.

/s/ Kent Ausburn
Kent Ausburn
President and Director